06011826

amec

82-34881

SUPPL

Ref CLF/HLB

15 March 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Ladies and Gentlemen:

Re: AMEC plc – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of AMEC plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "AMEC plc Preliminary Results 2005" dated 15 March 2006.

Feel free to call me with any questions on 01606 883885.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely

C Fellowes
Assistant Company Secretary

Enclosure

Document1

AMEC plc
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
United Kingdom
Tel +44 (0)1606 883885
Fax +44 (0)1606 883996

Registered Office
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
Registered in England no. 1675285

www.amec.com

Direct Tel : +44 (0) 1606 881084
Direct Fax:: +44 (0) 1606 889959
Email : chris.fidler@amec.com
helen.burrows@amec.com

amec

15 March 2006

AMEC plc Preliminary Results 2005

ADJUSTED PRE-TAX PROFIT* UP 7% TO £124.1 MILLION
BOARD CONFIRMS DECISION TO RESTRUCTURE THE GROUP

Financial highlights*:

- Adjusted pre-tax profit* of £124.1m - up 7%
- Pre-tax profit after exceptional items £25.4m
- Engineering and Technical Services profit* up 18%
- Oil and Gas profit* up 25%, order book up 46%
- Value of PPP portfolio up 42% to £109m
- UK infrastructure underperformed
- Dividends increased by 4.5% to 11.5p per share

Strategic restructuring:

- Sale of AMEC SPIE under way
- Restructuring to create two separate businesses focused on energy and process industries and UK infrastructure respectively

Commenting on the results and prospects, Chief Executive, Sir Peter Mason KBE, said:

"This was a really excellent year across most of our main businesses, with profits in Oil and Gas up 25%, and in Engineering and Technical Services up 18%. However, a poor performance in UK Construction significantly depressed this result.

Looking ahead, confirmation of our strategy of the sale of AMEC SPIE, followed by the separation of the remaining activities, will allow us on the one hand to capitalise on the profitability and growth opportunities in our core energy and process markets, and on the other to achieve turnaround in our construction activities.

Meanwhile, our investment portfolio has increased in value substantially and we are delivering a pipeline of attractive future PFI, property and wind energy investment opportunities."

* Unless otherwise stated, amounts and percentage movements throughout this document relating to the income statement are stated before the impact of IAS 39, joint venture tax, intangible amortisation and pre-tax exceptional items but including joint venture profit before tax.

Financial highlights*:

	2005 £ million	2004 £ million	
Revenue	**4,942.5**	4,657.5	+6.1%
Adjusted pre-tax profit*	**124.1**	115.6	+7.4%
Profit before intangible amortisation, exceptional items and income tax	**120.9**	113.2	+6.8%
Profit after intangible amortisation, exceptional items and before income tax	**25.4**	91.2	-72.1%
Effective tax rate*	**32.0%**	35.0%	
Average weekly net debt	**420.0**	450.0	-6.7%
Adjusted diluted earnings per share**	**25.4p**	24.5p	+3.7%
Diluted earnings per share	**1.2p**	16.8p	-92.9%
Dividends per share	**11.5p**	11.0p	+4.5%

* Unless otherwise stated, amounts and percentage movements throughout this document relating to the income statement are stated before the impact of IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39") of £0.4m (2004: not applicable), joint venture tax of £2.8m (2004: £2.4m), intangible amortisation of £6.0m (2004: £0.5m) and pre-tax exceptional items of £89.5m (2004: £21.5m) but including joint venture profit before tax of £13.3m (2004: £10.4m).

** Before the impact of IAS 39 of £0.4m (2004: not applicable), intangible amortisation of £6.0m (2004: £0.5m) and post-tax exceptional items of £74.5m (2004: £22.9m).

Any forward looking statements made in this document represent management's best judgement as to what may occur in the future. However, the group's actual results for the current and future fiscal periods and corporate developments will depend on a number of economic, competitive and other factors including some of which will be outside the control of the group. Such factors could cause the group's actual results for future periods to differ materially from those expressed in any forward looking statements made in this document.

The preliminary results slide presentation and speaking remarks will be available on AMEC's web site www.amec.com from approximately 9:00 am on 15 March 2006.

Enquiries to:

AMEC plc: + 44 (0)20 7634 0000

Analysts and investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

RESULTS OF OPERATIONS

Revenue for the year increased by £285.0m to £4,942.5m, (2004: £4,657.5m) principally as a result of strong growth in Iraq and Oil and Gas, partly offset by reduced revenues in construction activities.

Adjusted pre-tax profit was £124.1m, an increase of 7.4% on the previous year (2004: £115.6m).

Pre-tax profit before intangible amortisation and exceptional items for the year was £120.9m (2004: £113.2m). There was a pre-tax exceptional charge of £89.5m, as detailed below, and intangible amortisation of £6.0m, resulting in pre-tax profit of £25.4m (2004: £91.2m). The effective tax rate at 32.0% has declined from last year (2004: 35.0%) as a result of stronger performance in North America where tax losses have been utilised. Adjusted diluted earnings per share for the year increased to 25.4p (2004: 24.5p), with the growth of 3.7% reflecting the dilutive impact in the first year of the share placing in January 2005. Diluted earnings per share were 1.2p (2004: 16.8p). Proposed dividends for the year are increased by 4.5% to 11.5p per share.

STRATEGIC ACQUISITIONS

During 2005 we successfully completed strategic acquisitions in the oil and gas and nuclear sectors.

The acquisition in January 2005 of the US based oil and gas engineering services company Paragon Engineering Services Inc. ("Paragon") provides us with a major presence in Houston, the home of many of the world's major oil and gas companies.

In the nuclear sector, we acquired a 49% interest in the French nuclear engineering business, GAME Nucléaire SAS in April 2005. In July 2005, we acquired NNC Holdings Limited ("NNC"), the UK's leading private sector nuclear services business and created AMEC Nuclear. This new business combines NNC's heritage of nuclear engineering services with AMEC's project management expertise, thereby strengthening our position to support the design, operations, maintenance and decommissioning of civil nuclear infrastructure in the UK, Canada and other international markets.

OUTLOOK

We continue to see generally strong market conditions in our European Multitechnical and Environmental businesses and recovery in the North American industrial markets is expected to continue. These positive developments are expected to be offset by a significant reduction in our activities in Iraq during 2006.

Oil and Gas markets are expected to remain robust and the order book is strong. Overall performance for the Oil and Gas segment in 2006 is expected to be offset by a lower contribution from mining activity in Canada following an outstanding year in 2005.

With construction activities now stabilised and another strong performance expected from the PPP business, we expect to see Project Solutions make satisfactory progress during 2006.

Taking these factors into account, the board maintains its earlier expectations for overall progress* in 2006.

* For the AMEC group as currently structured

STRATEGIC DEVELOPMENTS

Sale of AMEC SPIE

On 24 November 2005 the board announced its decision to initiate a sale of AMEC SPIE, to allow it to participate in the accelerating consolidation in its sector and to release resources to promote growth in AMEC's remaining services and investments activities.

The AMEC SPIE sale process is under way and an encouraging level of interest has been received both from trade and private equity buyers. The businesses that will be the subject of the disposal comprise the AMEC SPIE Continental European Multitechnical Services business, the French rail business and 50% of rail activities in the UK, together with AMEC SPIE's Oil and Gas activities, excluding pipelines. Together, these businesses generated profit before interest, intangible amortisation and income tax of £49.7m and revenues of £1,755m in 2005.

Completion of the sale is anticipated around the middle of this year.

Review of future development of continuing businesses

The board also announced on 24 November 2005 a review of the future development of AMEC's continuing businesses to assess how best to deliver maximum value for shareholders. The review was to include, inter alia, possible restructuring to create two separate businesses focused on energy and process businesses and UK infrastructure respectively.

Following further examination of the strategic options, the board confirms that it is working on the separation of the continuing operations into these two entities.

Shareholders will be updated on progress following the sale of AMEC SPIE.

SEGMENTAL REVIEW

Amounts and percentage movements relating to segmental activities are stated before corporate costs of £25.0m (2004: £24.3m), the impact of IAS 39 of £0.4m (2004: not applicable), joint venture tax of £2.8m (2004: £2.4m), intangible amortisation of £6.0m (2004: £0.5m) and pre-tax exceptional items of £89.5m (2004: £21.5m) but include joint venture profit before tax of £13.3m (2004: £10.4m).

Commentary for each of AMEC's principal segments of activity is set out below.

Engineering and Technical Services

£ million	**2005**	2004	change
Revenue	**2,614.7**	2,252.0	+16%
Profit before net financing costs	**95.4**	80.8	+18%
Margin	**3.6%**	3.6%	
Net liabilities	**(101.3)**	(70.7)	
Ratio of order intake to sales	**4% ahead**	5% ahead	

Engineering and Technical Services ("ETS") produced strong results in 2005, with the 18% growth in profit reflecting improved performance in Iraq, increased activity and margin in the Continental European Multitechnical Services business and another record year in the Environmental business.

The Continental European Multitechnical Services business benefited from strong demand in the Paris region during 2005. The business is embarked on a margin improvement programme that contributed to margin increase during the year and which is expected to result in further improvement during 2006. Growth in that business is driven by organic growth together with small acquisitions that extend the local services network. During the course of 2005, a series of five small businesses were acquired (2004: eight).

The Environmental Services business continues to report record levels of performance, largely due to increased US Federal Government work, including contracts in Iraq, the US and elsewhere around the world.

AMEC's share of 2005 revenue under the Nash water and power contracts in Iraq was £180m. Levels of activity in Iraq are expected to decline significantly beyond the first quarter of 2006.

In the important market for nuclear services, we have been awarded a major contract by Bruce Power, with a value up to Cdn$510m (£245m), to manage the restart of two nuclear reactors at the Bruce A power station in Ontario, Canada. The contract was the first major award for AMEC Nuclear, which was created in July 2005 following the acquisition of the UK's leading private sector nuclear services company, NNC Holdings Ltd.

In January 2006, AMEC Nuclear formed a major alliance with the United Kingdom Atomic Energy Authority ("UKAEA") and the US company CH2M HILL to target opportunities in the UK's £56bn (£2bn a year) market for nuclear decommissioning and clean up. The alliance complements our own nuclear, commercial and programme management skills with UKAEA's deep knowledge of operating UK nuclear facilities and CH2M HILL's track record in many of the largest and most complex decommissioning projects in the US. We believe that through this alliance we are well placed to secure a substantial share of this market.

During the year we worked on a number of important contracts in UK power utility market, including refurbishing overhead power transmission lines for National Grid in the south-west of England and in Nottinghamshire.

ETS order intake has been strong during 2005. Excluding Iraq, order intake was 10% ahead of sales during the period.

The Continental European Multitechnical Services business is expected to make further progress in 2006. In the largely North American Environmental Services business, higher commodity prices, increasing environmental regulation and federal spending continue to drive growth.

Following a prolonged period of weakness, our US industrial markets showed some recovery during the second half of 2005 and further recovery is anticipated in 2006. Given the long-term nature of the projects in this market, the full benefit to earnings of recent contract awards will not be felt until 2007.

These positive developments are expected to be offset by a significant reduction in our activities in Iraq during 2006.

Oil and Gas

£ million	**2005**	2004	change
Revenue	**1,405.6**	1,172.6	+20%
Profit before net financing costs	**63.9**	51.2	+25%
Margin	**4.5%**	4.4%	
Margin excluding lump-sum upstream fabrication (now discontinued)	**5.5%**	5.0%	
Net assets	**123.8**	129.0	
Order book	**1,900**	1,300	+46%

Revenue increased by 20% to £1,405.6m, including over £240m (2004: £140m) in respect of lump-sum fabrication activity on which we are not earning any margin. After adjusting for this activity, which is now

completed, revenue for the year increased by 12%, with the margin for the year improving by 0.5% to 5.5% compared with 2004.

With the business no longer performing upstream lump-sum fabrication, risk has been reduced and the quality of future earnings improved.

Profit was 25% ahead of 2004 and reflected a good performance across our UK upstream asset services business, an outstanding year in Canada and a first contribution from Paragon, which has been successfully integrated and has performed in line with our expectations.

Net assets of £123.8m (2004: £129.0m) remain above normal levels and reflect capital employed on several projects. Positive progress is being made towards final contract settlement on these projects and we should see a reduction in capital employed during 2006.

The market for oil and gas services is growing in all areas, with increases in both capital expenditure and operating expenditure as oil and gas companies seek new resources, especially in emerging markets. This is reflected in the Oil and Gas order book, which was up by 46% to £1.9bn at the year-end (2004: £1.3bn).

Recent contract awards include engineering/project management services for BP Harding and brownfield services for BG Group, both in the UK North Sea, asset support services for Woodside in Australia and an extension of our asset support contract with Shell at their Malampaya facility in the Philippines. Investment in new capacity to extract oil from the Canadian oil sands is currently undergoing rapid growth and recent joint venture contracts for new facilities include asset development services for Petro Canada and for Shell Canada. In the UK gas utilities market, we secured contracts for gas importing, storage and distribution, including an eight year alliance contract worth approximately £280m from National Grid to replace gas mains along the M1 corridor.

Whilst the Canadian oil sands and mining businesses had an outstanding year in 2005 and we expect the oil sands market to remain strong, activity levels in our mining operations are expected to moderate in 2006.

The order book is strong, increasingly services-based and well diversified geographically. This remains a very strong market, with significant long-term opportunities in brownfield developments, new areas of production and an expanding client base, now including smaller private and national oil companies around the world. In the oil and gas supply chain, we work primarily in the production and operations areas of activity and so tend to follow those businesses engaged in the earlier exploration phase that are currently seeing very strong demand for their services. We should be next in the cycle, and additionally we will have long-term follow through with our asset support services activities.

Project Solutions

£ million	2005	2004	change
Revenue	**976.5**	1,290.8	-24%
Profit before net financing costs	**11.2**	26.7	-58%
Margin	**1.1%**	2.1%	
Net assets	**43.3**	61.9	
Order book	**1,000**	1,100	-9%

Revenue for the period declined by 24% to £976.5m, largely reflecting our exit from unattractive activities in the US (civil engineering and construction management) and reduced rail activity in the UK and France. Profit before net financing costs for the year declined by 58% to £11.2m (2004: £26.7m), reflecting weakness in UK Construction Services, particularly roads, partly offset by a strong performance from our PPP activities.

Following weak performance in certain of our construction markets in the UK and the US, steps have been taken to exit unattractive market segments and to restructure the business, costs for which were provided during 2005. The UK Construction Services business has exited road building on a lump-sum basis and certain building and refurbishment activities, which have been loss-making for the last two years. All ongoing contracts in these areas are nearing completion. This business is being refocused to concentrate on design and build activities in the education, healthcare and infrastructure sectors for PPP clients, together with design and build in sectors including defence, rail, airport and industrial. In the US, we continue to wind down our remaining construction management activities and have decided to exit our road building activities.

The PPP business performed strongly in 2005. During the year the Docklands Light Railway extension to London City Airport was opened, having been completed ahead of schedule. Contracts were also entered into for the design, construction, operation and investment in the next extension to Woolwich Arsenal and for the project management of and investment in the Incheon Bridge project in South Korea. In addition to our portfolio of 11 PPP projects, we are preferred bidder on South Lanarkshire Schools, the largest PFI schools project undertaken to date in the UK, and on Colchester Hospital, both of which are due to reach financial close in the first half of 2006. We are also shortlisted for two more hospitals projects, Fife in Scotland and St Luke's in Middlesbrough and two more school projects, East Dunbartonshire in Scotland and the Knowsley Building Schools for the Future project.

In Property Developments, we continue to make good progress on our two major multi-project joint ventures with ISIS Waterside Regeneration (British Waterways and Morley) and English Cities Fund (English Partnerships and Legal & General).

In the Wind Energy business we continue to invest in the development of our onshore portfolio of around 1,400MW (including third party shares). Offshore, we are leading a 75MW development near Aberdeen and are providing services to Centrica on projects with a potential output exceeding 1,000MW.

The large Isle of Lewis project received local authority support at the end of June 2005, but this and other proposed developments remain subject to planning consents. Continued investment in this business resulted in a small loss in 2005. However, once planning consents are secured, we expect to be able to realise substantial value quite quickly.

The order book in Project Solutions was £1.0bn at the year end, down slightly on the previous year (2004: £1.1bn) and reflecting the changed focus of this segment.

In 2006, performance will benefit from stabilisation of UK Construction Services. We have created a pipeline of investment opportunities in Project Solutions which should continue to generate good returns.

PPP portfolio valuation

The portfolio valuation has increased by 42% in the year from £76.9m at the end of 2004 to £109.5m at 31st December 2005, based on a weighted average discount rate of 10.6% (2004 10.5%).

The main reasons for the increase in value of the portfolio are the addition of two new projects, Incheon Bridge in Korea, where we hold a 23% interest in the project company and the Woolwich Arsenal Rail Extension in London's Docklands. In addition, the completion of construction on the City Airport Rail Extension also increases the value of our equity in this scheme. We are currently preferred bidder for two further projects and short-listed for four more.

The valuation is sensitive to discount rates, which have recently been improving. For illustrative purposes, a discount rate of 8.6% would value the portfolio at £149m.

Net debt

At 31 December 2005 net debt was £246m (2004: £284m), being better than our previous expectations.

Average weekly net debt in 2005 was £420m (2004: £450m) and was in line with our expectations at the time of the interim results in August 2005.

On 20 January 2005 the company successfully completed a placing of new ordinary shares, which resulted in net proceeds of £89m. These were used mainly to acquire Paragon, the oil and gas services company and the nuclear services business NNC Holdings Ltd for an aggregate £57m in cash, together with further investment of £16m in our project equity investments business.

Average weekly net debt for 2006 is expected to decline to around £400m as our activities in Iraq run down and we achieve final account settlement on the oil and gas fabrication projects mentioned above.

Net financing costs

Interest costs increased to £21.4m (excluding the impact of IAS 39) (2004: £18.8m), largely due to increased borrowing costs and the inclusion in 2004 of the gain on the disposal of PPP subordinated debt as a credit to interest.

Pensions

The IAS19 pre-tax surplus of £74.7m in our principal UK pension schemes at the end of 2005 was lower than in 2004, following the 2005 triennial valuation which reflected changes in financial conditions and improved mortality assumptions.

In order to maintain the relatively strong funding position of the schemes, AMEC has increased its cash contribution and provided employees with a choice of either paying higher contributions to maintain current benefits or accepting a lower benefit scale.

Intangible amortisation and exceptional items

Intangible amortisation increased in the year to £6.0m (2004: £0.5m). The increased charge principally reflects the acquisitions of Paragon and NNC.

Aggregate post-tax exceptional costs in 2005 were £74.5m (2004: £22.9m,). These costs, the substantial majority of which were non-cash items, relate to AMEC's withdrawal from certain construction markets in the UK and US, oil and gas upstream lump-sum fabrication and a provision against an old legal dispute in the US, as announced in November 2005.

As previously reported, the Oil and Gas business is no longer pursuing lump-sum fabrication projects in upstream and certain other areas. As a result of both this and delays in the settlement of final accounts on several major projects, the board believes that it is prudent to make a post-tax provision of approximately £13m.

AMEC announced in May 2004 that it was to exit the US Construction Management market. Actions to close the US Construction Management business are now well advanced. AMEC continues to be involved in protracted litigation in respect of certain US Construction Management contracts, some of which date back a decade. In view of the slow progress in resolution of these disputes and following a review of the costs of exiting this business, AMEC is making a post-tax provision of approximately £26m.

The post-tax cost of exiting UK and US contracting activities, which in the past too often lead to contractual disputes and therefore uncertain financial outcome, is expected to be approximately £35m.

CONSOLIDATED INCOME STATEMENT

	Note	2005 Before exceptional items and intangible amortisation £ million	2005 Exceptional items and intangible amortisation £ million	2005 Total £ million
Revenue	2	4,942.5	-	4,942.5
Cost of sales		(4,307.8)	(26.2)	(4,334.0)
Gross profit/(loss)		634.7	(26.2)	608.5
Administrative expenses		(502.5)	(6.0)	(508.5)
Loss on business disposals and closures		-	(63.3)	(63.3)
Profit/(loss) before net financing costs	2	132.2	(95.5)	36.7
Financial income		22.3	-	22.3
Financial expense		(44.1)	-	(44.1)
Net financing costs		(21.8)	-	(21.8)
Share of post tax results of joint ventures		10.5	-	10.5
Profit/(loss) before income tax		120.9	(95.5)	25.4
Income tax	4	(36.7)	15.0	(21.7)
Profit/(loss) for the year		84.2	(80.5)	3.7
Attributable to:				
Equity holders of the company				4.0
Minority interests				(0.3)
				3.7
Earnings per share:	5			
Basic				1.3p
Diluted				1.2p
Dividends per share:	6			11.5p

CONSOLIDATED INCOME STATEMENT

	Note	2004 Before exceptional items and intangible amortisation £ million	Exceptional items and intangible amortisation £ million	Total £ million
Revenue	2	4,657.5	-	4,657.5
Cost of sales		(4,053.5)	-	(4,053.5)
Gross profit/(loss)		604.0	-	604.0
Administrative expenses		(480.0)	(0.5)	(480.5)
Loss on business disposals and closures		-	(21.5)	(21.5)
Profit/(loss) before net financing costs	2	124.0	(22.0)	102.0
Financial income		28.3	-	28.3
Financial expense		(47.1)	-	(47.1)
Net financing costs		(18.8)	-	(18.8)
Share of post tax results of joint ventures		8.0	-	8.0
Profit/(loss) before income tax		113.2	(22.0)	91.2
Income tax	4	(38.1)	(1.4)	(39.5)
Profit/(loss) for the year		75.1	(23.4)	51.7
Attributable to:				
Equity holders of the company				50.9
Minority interests				0.8
				51.7
Earnings per share:	5			
Basic				17.3p
Diluted				16.8p
Dividends per share:	6			11.0p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	2005 £ million	2004 £ million
Exchange differences on translation of foreign subsidiaries		**44.4**	(12.3)
Actuarial loss on defined benefit pension schemes		**(56.7)**	(10.1)
Net loss on hedges of net investment in foreign subsidiaries		**(12.0)**	-
Cash flow hedges:			
Effective portion of changes in fair value		**(3.8)**	-
Transferred to the income statement		**(1.0)**	-
Group share of change in fair value of cash flow hedges within joint venture entities (net of tax)		**(8.0)**	-
Tax in respect of items recognised directly in equity		**18.3**	3.8
Net expense recognised directly in equity		**(18.8)**	(18.6)
Profit for the year		**3.7**	51.7
Total recognised income and expense for the year		**(15.1)**	33.1
Effect of change in accounting policy			
Effect of adoption of IAS 32 and 39 on 1 January 2005 (with 2004 not restated) on:			
Hedging and translation reserves		**(17.7)**	-
Retained earnings		**(4.4)**	-
		(22.1)	-
		(37.2)	33.1
Attributable to:			
Equity holders of the company	7	**(12.1)**	32.3
Minority interests		**(3.0)**	0.8
Total recognised income and expense for the year		**(15.1)**	33.1

CONSOLIDATED BALANCE SHEET

	Note	31 December 2005 £ million	31 December 2004 £ million
ASSETS			
Non-current assets			
Property, plant and equipment		**158.3**	149.0
Intangible assets		**477.9**	392.5
Interests in joint ventures		**85.0**	75.6
Other investments		**4.5**	16.0
Other receivables		**24.0**	21.5
Retirement benefit assets		**74.7**	118.9
Deferred tax assets		**70.9**	45.5
Total non-current assets		**895.3**	819.0
Current assets			
Inventories		**73.8**	87.2
Trade and other receivables		**1,884.2**	1,823.8
Derivative financial instruments		**0.8**	-
Cash and cash equivalents		**351.9**	299.5
Total current assets		**2,310.7**	2,210.5
Total assets		**3,206.0**	3,029.5
LIABILITIES			
Current liabilities			
Bank loans and overdrafts		**(39.1)**	(46.0)
Trade and other payables		**(2,007.7)**	(1,911.0)
Derivative financial instruments		**(3.3)**	-
Tax payable		**(56.1)**	(29.9)
Total current liabilities		**(2,106.2)**	(1,986.9)
Non-current liabilities			
Bank loans		**(558.3)**	(537.2)
Trade and other payables		**(73.7)**	(67.8)
Derivative financial instruments		**(13.0)**	-
Retirement benefit liabilities		**(56.2)**	(52.3)
Deferred tax liabilities		**(47.1)**	(45.6)
Provisions		**(28.6)**	(32.1)
Total non-current liabilities		**(776.9)**	(735.0)
Total liabilities		**(2,883.1)**	(2,721.9)
Net assets	2	**322.9**	307.6
TOTAL EQUITY			
Share capital		**166.4**	151.0
Share premium account		**89.5**	88.8
Hedging and translation reserves		**(5.8)**	(11.8)
Capital redemption reserve		**17.2**	17.2
Retained earnings		**55.3**	59.1
Total equity attributable to equity holders of parent	7	**322.6**	304.3
Minority interests		**0.3**	3.3
Total equity		**322.9**	307.6

CONSOLIDATED CASH FLOW STATEMENT

	Note	2005 £ million	2004 £ million
Cash flow from operating activities			
Profit before income tax		**25.4**	91.2
Financial income		**(22.3)**	(28.3)
Financial expense		**44.1**	47.1
Share of post tax results of joint ventures		**(10.5)**	(8.0)
Intangible amortisation		**6.0**	0.5
Depreciation		**38.4**	37.9
Profit on disposal of property, plant and equipment		**(9.5)**	(3.7)
Equity settled share-based payments		**(0.8)**	(4.7)
		70.8	132.0
Decrease in inventories		**21.9**	10.0
Increase in trade and other receivables		**(30.5)**	(204.7)
Increase in trade and other payables and provisions		**70.6**	75.6
Cash generated from operations		**132.8**	12.9
Interest paid		**(43.7)**	(46.6)
Tax received/paid		**3.9**	(26.6)
Net cash flow from operating activities		**93.0**	(60.3)
Cash flow from investing activities			
Acquisition of subsidiaries, net of cash acquired		**(57.8)**	(11.0)
Acquisition of joint ventures		**(25.0)**	(20.1)
Purchase of property, plant and equipment		**(55.4)**	(35.1)
Purchase of intangible assets		**(9.3)**	(16.3)
Disposal of joint ventures		**10.0**	19.7
Disposal of property, plant and equipment		**16.9**	52.8
Interest received		**23.2**	29.1
Dividends received from joint ventures		**3.5**	0.2
Net cash flow from investing activities		**(93.9)**	19.3
Net cash flow before financing activities		**(0.9)**	(41.0)
Cash flow from financing activities			
Proceeds from shares issued		**89.7**	7.4
Proceeds from new loans		**5.8**	(1.7)
Dividends paid		**(34.5)**	(30.8)
Net cash flow from financing activities		**61.0**	(25.1)
Increase/(decrease) in cash and cash equivalents		**60.1**	(66.1)
Cash and cash equivalents as at the beginning of the year		**270.0**	341.9
Exchange gains/(losses) on cash and cash equivalents		**2.6**	(5.8)
Cash and cash equivalents as at the end of the year		**332.7**	270.0
Cash and cash equivalents consist of:			
Cash at bank and in hand		**320.8**	214.5
Short-term investments		**31.1**	85.0
		351.9	299.5
Overdrafts		**(19.2)**	(29.5)
Cash and cash equivalents	8	**332.7**	270.0

NOTES

1. BASIS OF PREPARATION

In accordance with EU law (IAS Regulation EC 1606/2002) the preliminary results have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted for use in the EU as at 31 December 2005 ("adopted IFRS"), International Financial Reporting Interpretations Committee ("IFRIC") Interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

These are the group's first accounts prepared under IFRS and IFRS 1 "First time adoption of International Reporting Standards" has been applied. Details of how the group's results and financial position are impacted by the change to IFRS are set out in AMEC's Restatement Report which was issued on 27 June 2005. This also includes reconciliations from UK Generally Accepted Accounting Principles ("UK GAAP") to IFRS for the 2004 accounts.

In determining the appropriate accounting policy for AMEC's PPP activities, the directors have considered the current status of the draft IFRIC Interpretations on service concession arrangements. The draft interpretations were issued in 2005 and IFRIC is currently reviewing the responses it has received. However, the final form of the interpretations and the timetable for their finalisation by IFRIC and adoption by the EU remains uncertain. In view of this uncertainty, adopted IFRS contains no accounting requirements that specifically apply to service concession arrangements and the directors consider that it remains appropriate to apply the approach set out in Application Note F of the UK Financial Reporting Standard 5 "Reporting the substance of transactions" in determining the accounting model to be applied to AMEC's PPP activities. Once the accounting model has been determined, the assets and liabilities of the service concession arrangement are accounted for in accordance with adopted IFRS. This accounting policy does not differ significantly from that applied under UK GAAP.

The financial information for the years ended 31 December 2005 and 2004 set out above does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). Statutory accounts for the year ended 31 December 2004, which were prepared under UK GAAP, have been delivered to the Registrar of Companies. The accounts for the year ended 31 December 2005 will be delivered to the Registrar of Companies following the Annual General Meeting. The company's auditors, KPMG Audit Plc, have reported on the 2005 and 2004 accounts under section 235(1) of the Act. These reports were not qualified within the meaning of section 235(2) of the Act and did not contain statements made under section 237(2) and section 237(3) of the Act.

The annual report and accounts for the year ended 31 December 2005 will be posted to shareholders on 18 April 2006.

The results for 2005 were approved by the board of directors on 15 March 2006 and are audited.

The Annual General Meeting will take place on 17 May 2006.

The final dividend will be payable on 3 July 2006 to shareholders on the register at the close of business on 12 May 2006.

Interim and preliminary announcements notified to the London Stock Exchange are available on the internet at www.amec.com Copies of annual reports and accounts are also available from: WILink, Hook Rise South, Surbiton, Surrey, KT6 7LD.

2. ANALYSIS OF REVENUE, PROFIT/(LOSS) BEFORE FINANCING COSTS AND NET ASSETS

The business and financial review is based on the reported results before IAS 39, intangible amortisation and exceptional items but including joint venture profit before tax. The results as presented in the business and financial review are reconciled to those presented in the following tables in note 3.

	Revenue		Profit/(loss) before net financing costs	
	2005	2004	**2005**	2004
	£ million	£ million	**£ million**	£ million
Geographical origin:				
United Kingdom	**1,770.7**	1,887.0	**9.9**	64.6
Rest of Europe	**1,643.8**	1,594.6	**48.7**	58.5
Americas	**963.9**	686.3	**1.1**	(19.6)
Rest of the world	**564.1**	489.6	**2.0**	22.8
	4,942.5	4,657.5	**61.7**	126.3
Corporate costs	**-**	-	**(25.0)**	(24.3)
	4,942.5	4,657.5	**36.7**	102.0
Class of business:				
Engineering and Technical Services	**2,614.7**	2,252.0	**90.3**	88.9
Oil and Gas	**1,405.6**	1,172.6	**41.4**	49.0
Project Solutions	**976.5**	1,290.8	**(70.0)**	(11.6)
	4,996.8	4,715.4	**61.7**	126.3
Internal revenue	**(54.3)**	(57.9)	**-**	-
Corporate costs	**-**	-	**(25.0)**	(24.3)
	4,942.5	4,657.5	**36.7**	102.0

	Net assets	
	2005	2004
	£ million	£ million
Geographical origin:		
United Kingdom	**1.9**	(3.6)
Rest of Europe	**(81.7)**	(47.5)
Americas	**75.7**	105.2
Rest of the world	**27.6**	21.4
	23.5	75.5
Goodwill	**435.2**	361.6
Interests in joint ventures	**85.0**	75.6
Unallocated net assets	**24.7**	78.6
Net debt	**(245.5)**	(283.7)
	322.9	307.6
Class of business:		
Engineering and Technical Services	**(82.3)**	(51.3)
Oil and Gas	**128.3**	129.6
Project Solutions	**(22.5)**	(2.8)
	23.5	75.5
Goodwill	**435.2**	361.6
Interests in joint ventures	**85.0**	75.6
Unallocated net assets	**24.7**	78.6
Net debt	**(245.5)**	(283.7)
	322.9	307.6

2. ANALYSIS OF REVENUE, PROFIT/(LOSS) BEFORE FINANCING COSTS AND NET ASSETS continued

The Project Solutions sector is further analysed as follows:

	Revenue		Net assets	
	2005 £ million	2004 £ million	**2005 £ million**	2004 £ million
Project Solutions				
Construction	**920.3**	1,196.9	**(30.9)**	(0.9)
Investments	**56.2**	93.9	**8.4**	(1.9)
	976.5	1,290.8	**(22.5)**	(2.8)

3. PROFIT AND NET ASSETS RECONCILIATIONS

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX

Year ended 31 December 2005

	Adjusted profit before tax £ million	**Exceptional items and intangible amortisation £ million**	**Pre-tax joint venture results £ million**	**Taxation on joint venture results £ million**	**Impact of IAS 39 £ million**	**Profit before tax £ million**
Engineering and Technical Services	**95.4**	**(3.1)**	**(2.0)**	**-**	**-**	**90.3**
Oil and Gas	**63.9**	**(20.8)**	**(1.7)**	**-**	**-**	**41.4**
Project Solutions	**11.2**	**(71.6)**	**(9.6)**	**-**	**-**	**(70.0)**
	170.5	**(95.5)**	**(13.3)**	**-**	**-**	**61.7**
Corporate costs	**(25.0)**	**-**	**-**	**-**	**-**	**(25.0)**
Profit/(loss) before net financing costs	**145.5**	**(95.5)**	**(13.3)**	**-**	**-**	**36.7**
Net financing costs	**(21.4)**	**-**	**-**	**-**	**(0.4)**	**(21.8)**
Share of post tax results of joint ventures	**-**	**-**	**13.3**	**(2.8)**	**-**	**10.5**
	124.1	**(95.5)**	**-**	**(2.8)**	**(0.4)**	**25.4**

Year ended 31 December 2004

	Adjusted profit Before Tax £ million	Exceptional items and intangible amortisation £ million	Pre-tax joint venture results £ million	Taxation on joint venture results £ million	Impact of IAS 39 £ million	Profit before tax £ million
Engineering and Technical Services	80.8	9.4	(1.3)	-	-	88.9
Oil and Gas	51.2	(0.2)	(2.0)	-	-	49.0
Project Solutions	26.7	(31.2)	(7.1)	-	-	(11.6)
	158.7	(22.0)	(10.4)	-	-	126.3
Corporate costs	(24.3)	-	-	-	-	(24.3)
Profit/(loss) before net financing costs	134.4	(22.0)	(10.4)	-	-	102.0
Net financing costs	(18.8)	-	-	-	-	(18.8)
Share of post tax results of joint ventures	-	-	10.4	(2.4)	-	8.0
	115.6	(22.0)	-	(2.4)	-	91.2

3. PROFIT AND NET ASSETS RECONCILIATIONS continued

RECONCILIATION OF ADJUSTED NET ASSETS

31 December 2005

	Adjusted net assets £ million	Interests in joint ventures £ million	Intangible assets £ million	Net assets £ million
Engineering and Technical Services	**(101.3)**	**(13.7)**	**32.7**	**(82.3)**
Oil and Gas	**123.8**	**0.6**	**3.9**	**128.3**
Project Solutions	**43.3**	**(71.9)**	**6.1**	**(22.5)**
	65.8	**(85.0)**	**42.7**	**23.5**
Goodwill	**435.2**	**-**	**-**	**435.2**
Intangible assets	**42.7**	**-**	**(42.7)**	**-**
Interests in joint ventures	**-**	**85.0**	**-**	**85.0**
Unallocated net assets	**24.7**	**-**	**-**	**24.7**
Net debt	**(245.5)**	**-**	**-**	**(245.5)**
	322.9	**-**	**-**	**322.9**

31 December 2004

	Adjusted net assets £ million	Interests in joint ventures £ million	Intangible assets £ million	Net assets £ million
Engineering and Technical Services	(70.7)	(10.8)	30.2	(51.3)
Oil and Gas	129.0	0.6	-	129.6
Project Solutions	61.9	(65.4)	0.7	(2.8)
	120.2	(75.6)	30.9	75.5
Goodwill	361.6	-	-	361.6
Intangible assets	30.9	-	(30.9)	-
Interests in joint ventures	-	75.6	-	75.6
Unallocated net assets	78.6	-	-	78.6
Net debt	(283.7)	-	-	(283.7)
	307.6	-	-	307.6

4. INCOME TAX

Income tax on the profit before exceptional items and intangible amortisation for the year is based on an effective rate of 32.0% (2004: 35.0%).

5. EARNINGS PER SHARE

The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Long-Term Incentive Plan and the Performance Share Plan 2002 and those held by the qualifying employee share ownership trust.

2005

	Earnings £ million	**Weighted average shares number million**	**Earnings per share pence**
Basic earnings	**4.0**	**323.3**	**1.3**
Share options	**-**	**4.0**	**-**
Employee share and incentive schemes	**-**	**6.8**	**(0.1)**
Diluted earnings	**4.0**	**334.1**	**1.2**

2004

	Earnings £ million	Weighted average shares number million	Earnings per share pence
Basic earnings	50.9	295.0	17.3
Share options	-	1.5	(0.1)
Employee share and incentive schemes	-	6.7	(0.4)
Diluted earnings	50.9	303.2	16.8

5. EARNINGS PER SHARE continued

In order to appreciate the effects of IAS 39, exceptional items and intangible amortisation on the reported performance, additional calculations of earnings per share are presented.

			2005
	Earnings £ million	**Weighted average shares number million**	**Earnings per share pence**
Basic earnings before IAS 39, exceptional items and intangible amortisation, net of attributable tax	**84.9**	**323.3**	**26.3**
Impact of IAS 39	**(0.4)**	**-**	**(0.1)**
Exceptional items (net of attributable tax)	**(74.5)**	**-**	**(23.0)**
Intangible amortisation	**(6.0)**	**-**	**(1.9)**
Basic earnings	**4.0**	**323.3**	**1.3**
Basic earnings before IAS 39 exceptional items and intangible amortisation, net of attributable tax	**84.9**	**323.3**	**26.3**
Share options	**-**	**4.0**	**(0.3)**
Employee share and incentive schemes	**-**	**6.8**	**(0.6)**
Diluted earnings before IAS 39, intangible amortisation and exceptional items, net of attributable tax	**84.9**	**334.1**	**25.4**
Impact of IAS 39	**(0.4)**	**-**	**(0.1)**
Exceptional items (net of attributable tax)	**(74.5)**	**-**	**(22.3)**
Intangible amortisation	**(6.0)**	**-**	**(1.8)**
Diluted earnings	**4.0**	**334.1**	**1.2**

			2004
	Earnings £ million	Weighted average shares number million	Earnings per share pence
Basic earnings before IAS 39, exceptional items and intangible amortisation, net of attributable tax	74.3	295.0	25.2
Exceptional items (net of attributable tax)	(22.9)	-	(7.8)
Intangible amortisation	(0.5)	-	(0.1)
Basic earnings	50.9	295.0	17.3
Basic earnings before IAS 39, exceptional items and intangible amortisation, net of attributable tax	74.3	295.0	25.2
Share options	-	1.5	(0.1)
Employee share and incentive schemes	-	6.7	(0.6)
Diluted earnings before IAS 39, intangible amortisation and exceptional items, net of attributable tax	74.3	303.2	24.5
Exceptional items (net of attributable tax)	(22.9)	-	(7.5)
Intangible amortisation	(0.5)	-	(0.2)
Diluted earnings	50.9	303.2	16.8

6. DIVIDENDS

Dividends proposed during the year were as follows:

	2005 pence	2005 £ million	2004 pence	2004 £ million
Interim	**4.0**	**12.9**	3.8	11.3
Final	**7.5**	**24.3**	7.2	23.5
	11.5	**37.2**	11.0	34.8

After the balance sheet date the directors proposed a dividend of 7.5 pence per share payable on 3 July 2006 to equity holders on the register at the close of business on 12 May 2006. This dividend has not been provided for and there are no income tax consequences for the company.

Dividends paid during the year comprise a final dividend of 7.2 pence per share in respect of the year ended 31 December 2004, together with an interim dividend in respect of the year ended 31 December 2005 of 4.0p per share.

7. RECONCILIATION OF MOVEMENTS IN EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

	2005 £ million	2004 £ million
Total recognised income and expense attributable to equity holders of the company	**(12.1)**	32.3
Dividends	**(36.4)**	(31.5)
Shares issued	**89.7**	7.4
Movements relating to share-based payments	**(0.8)**	0.3
Net increase in total equity	**40.4**	8.5
Equity as at beginning of the year (as previously stated)	**304.3**	295.8
Effect of adoption of IAS 32 and 39 on 1 January 2005	**(22.1)**	-
Equity as at beginning of the year (as restated)	**282.2**	295.8
Total equity attributable to equity holders of the parent as at end of the year	**322.6**	304.3

8. ANALYSIS OF NET DEBT

	2005 £ million	2004 £ million
Cash at bank and in hand	**320.8**	214.5
Short-term investments	**31.1**	85.0
Cash and cash equivalents in the balance sheet	**351.9**	299.5
Overdrafts	**(19.2)**	(29.5)
Cash and cash equivalents in the cash flow statement	**332.7**	270.0
Current bank loans	**(19.9)**	(16.5)
Non-current bank loans	**(558.3)**	(537.2)
Net debt as at end of the year	**(245.5)**	(283.7)

9. APPLICATION OF IAS 32 AND IAS 39 PROSPECTIVELY FROM 1 JANUARY 2005

As permitted by the transitional provisions of IFRS 1, AMEC elected to adopt IAS 32, Financial Instruments : Presentation and disclosure ("IAS 32") and IAS 39 prospectively from 1 January 2005. The 2004 comparative figures have not been restated to comply with these standards.

Prior to the adoption of IAS 32 and IAS 39, the group did not recognise derivatives. In accordance with IAS 39, derivatives have been recorded at fair value with effect from 1 January 2005, these principally relate to interest and inflation rate derivatives in the PPP projects.

9. APPLICATION OF IAS 32 AND IAS 39 PROSPECTIVELY FROM 1 JANUARY 2005 continued

The effect of adopting IAS 32 and IAS 39 on the balance sheet as at 1 January 2005 is as follows:

	Adjustment £ million
ASSETS	
Non-current assets	
Interests in joint ventures	(12.9)
Other receivables	(3.7)
Deferred tax assets	4.1
Current assets	
Derivative financial instruments	3.5
LIABILITIES	
Current liabilities	
Trade and other payables	1.0
Derivative financial instruments	(6.1)
Non-current liabilities	
Derivative financial instruments	(8.8)
Deferred tax provisions	0.8
Net assets	(22.1)
EQUITY	
Hedging and translation reserves	(17.7)
Retained earnings	(4.4)
Total equity	(22.1)